Exhibit 99.1

▪ Cloud Revenue Growth Accelerates, Up 30% (IFRS) and Up 40% (Non-IFRS at Constant Currencies), Outpacing Competition

▪ New Cloud Bookings Up 29% at Constant Currencies on Top of a Strong Prior Year Quarter

▪ Strong Digital Core Innovation Cycle – 600 S/4HANA Customers Added in Q2, S/4HANA Customer Count Now Close to 9,000

▪ Double-Digit Operating Profit Growth Continues, Up 13% (IFRS) and Up 12% (Non-IFRS at Constant Currencies)

“The 4th generation of enterprise applications has taken another major step forward with C/4HANA. Together with S/4HANA, SAP customers are finally able to focus their entire business on delivering a personalized experience to their customers. The intelligent enterprise is the elixir to bridge silos inside fractured businesses and beyond so CEOs get a single view of the customer. SAP is presenting a clear strategy, customers are already validating it in Q2 and we are increasing guidance as a signal that a new wave of growth has been unleashed.”

“This quarter is exemplary for the road we have chosen: rapidly transforming the company to the cloud while substantially growing profits and margins. I am very confident that this momentum will continue to expand. That’s why we raised our 2018 outlook and 2020 ambition.”

Bill McDermott, CEO	Luka Mucic, CFO

Walldorf, Germany – July 19, 2018

SAP SE (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2018.

Business Highlights

Financial Highlights

Second Quarter 2018

New cloud bookings1 grew 24% (29% at constant currencies) in the second quarter and reached €421 million. Cloud subscriptions and support revenue grew 30% year over year to €1.21 billion (IFRS), up 40% (non-IFRS at constant currencies).2  Software revenue was down 9% year over year to €996 million (IFRS), down 5% (non-IFRS at constant currencies). New cloud and software license order entry3 grew 12% at constant currencies year over year in the second quarter. Cloud and software revenue grew 4% year over year to €4.94 billion (IFRS), up 10% (non-IFRS at constant currencies). Total revenue grew 4% year over year to €6.00 billion (IFRS), up 10% (non-IFRS at constant currencies).

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of cloud subscriptions & support revenue and software support revenue as a percentage of total revenue grew 2 percentage points year-over-year to 66% in the second quarter.

Second quarter operating profit was up 13% year over year to €1.04 billion (IFRS), up 12% (non-IFRS at constant currencies). As announced in January 2018, the Company expects a positive revenue and profit impact from the adoption of IFRS 15 in 2018. In the second quarter, this positive impact on SAP’s operating profit was around €54 million. Earnings per share increased 8% to €0.60 (IFRS) and increased 5% to €0.98 (non-IFRS).

Operating cash flow for the first six months was €2.99 billion, down 15% year over year. The decrease in operating cash flow was mainly due to timing of stock based compensation payments, currency headwinds as well as higher tax and insurance payments. Free cash flow decreased 25% year over year to €2.17 billion. Free cash flow was also lower due to the previously announced additional CapEx for 2018. At the end of the second quarter, net liquidity was -€2.97 billion.

SAP S/4HANA

With SAP’s next generation ERP S/4HANA, customers can massively simplify their IT landscape, turn real-time data into actions and reinvent their business models for the digital economy across every industry.

S/4HANA adoption grew to more than 8,900 customers, up 41% year over year. In the second quarter, approximately 600 additional customers signed up of which approximately 40% were net new.

S/4HANA continues to be selected by world-class global companies, including McDonalds (China) in the quarter. A growing number of companies are now adopting S/4HANA in the Cloud. TechnipFMC, China Sports Lemon, and Spirit Airlines chose S/4HANA Cloud.

SAP C/4HANA (Customer Experience)

SAP’s C/4HANA solutions serve a wide range of industries across both B2C and B2B and enable businesses to manage their entire front office: marketing, sales, commerce, service, customer data cloud – seamlessly and in real-time.

In the second quarter, SAP’s C/4HANA customer experience solutions achieved high double-digit year-over-year growth in new cloud bookings and total revenue in the SAP Customer Experience segment was up 65% to €242 million at constant currencies.

Deutsche Telekom and Coty were among those that chose SAP’s C/4HANA solutions this quarter.

Human Capital Management

With SAP SuccessFactors and SAP Fieldglass, SAP delivers total workforce management across both permanent and contingent labor. The SAP SuccessFactors suite is localized for 92 countries and 42 languages.

1  New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

2  For the second quarter 2018, Callidus contributed €50 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies. The Callidus acquisition was closed on April 5th 2018.

3  New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

SAP Q2 2018 Quarterly Statement	2

SAP SuccessFactors Employee Central, which is the flagship of SAP’s HCM offering, ended the quarter with more than 2,600 customers and scored numerous competitive wins including BMW, Telecom Argentina, and MG Motors India.

SAP Leonardo

With SAP Leonardo SAP delivers powerful innovation by bringing together deep process and industry expertise, advanced design thinking methodology and cutting edge software capabilities such as IoT, Big Data, Machine Learning, Analytics, and Blockchain. All of this is integrated on the SAP Cloud Platform with new technologies easily added as they emerge.

Porsche is among many companies that adopted SAP Leonardo solutions in the second quarter.

Business Networks

With the SAP Business Networks SAP provides collaborative commerce capabilities (Ariba), flexible workforce management (Fieldglass) and effortless travel and expense processing (Concur). SAP Business Network is the largest commerce platform in the world with approximately $2.4 trillion4 in global commerce annually transacted in more than 180 countries.

In the second quarter, total revenue in the SAP Business Network segment was up 21% to €688 million at constant currencies year over year. Bosch-Siemens Hausgeräte, and Avianca chose SAP’s Business Network Solutions in the second quarter.

Regional Revenue Performance in the Second Quarter 2018

SAP had a very strong performance in the EMEA region with cloud and software revenue increasing 10% (IFRS) and 12% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was strong and grew by 40% (IFRS) and 46% (non-IFRS at constant currencies) with Germany and the UK being highlights. In addition, SAP had strong double-digit software revenue growth in the UK, and the Middle East and Germany had another strong software revenue quarter with solid single digit growth.

The Company had a solid performance in the Americas region with a significant currency headwind. Cloud and software revenue decreased by 3% (IFRS) and increased by 8% (non-IFRS at constant currencies). Cloud subscriptions and support revenue increased by 24% (IFRS) and 35% (non-IFRS at constant currencies) with Brazil being a highlight.

In the APJ region, SAP had a strong performance. Cloud and software revenue was up by 4% (IFRS) and grew by 11% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was exceptional and grew by 42% (IFRS) and 52% (non-IFRS at constant currencies) with China and Japan being highlights. For software revenue, Australia, China and India had impressive quarters and grew by double digits.

4  SAP Business Network commerce is the total commerce transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months. Ariba commerce includes procurement and sourcing spend. Previously we only included the total commerce transacted on the Ariba Network in this metric.

SAP Q2 2018 Quarterly Statement	3

Financial Results at a Glance

Second Quarter 20181)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q2 2018	Q2 2017	∆ in %	Q2 2018	Q2 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	421	340	24	29
Cloud subscriptions and support revenue	1,213	932	30	1,227	932	32	40
Software licenses and support revenue	3,731	3,826	–2	3,731	3,826	–2	3
Cloud and software revenue	4,944	4,757	4	4,959	4,758	4	10
Total revenue	5,999	5,782	4	6,014	5,782	4	10
Share of predictable revenue (in %)	66	63	2pp	66	63	2pp
Operating profit	1,044	926	13	1,640	1,570	4	12
Profit after tax	720	666	8	1,173	1,120	5
Basic earnings per share (€)	0.60	0.56	8	0.98	0.94	5
Number of employees (FTE, June 30)	93,846	87,114	8	N/A	N/A	N/A	N/A

Six months ended June 20181)
	IFRS			Non-IFRS2)
€ million, unless otherwise stated	Q1–Q2 2018	Q1–Q2 2017	∆ in %	Q1–Q2 2018	Q1–Q2 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings3)	N/A	N/A	N/A	667	555	20	28
Cloud subscriptions and support revenue	2,283	1,837	24	2,299	1,837	25	36
Software licenses and support revenue	7,012	7,248	–3	7,012	7,248	–3	3
Cloud and software revenue	9,295	9,085	2	9,311	9,085	2	10
Total revenue	11,260	11,066	2	11,276	11,067	2	10
Share of predictable revenue (in %)	68	66	2pp	68	66	2pp
Operating profit	2,069	1,599	29	2,876	2,768	4	13
Profit after tax	1,428	1,197	19	2,041	2,006	2
Basic earnings per share (€)	1.20	0.99	21	1.71	1.67	3
Number of employees (FTE, June 30)	93,846	87,114	8	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

3) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	4

Business Outlook 2018

Due to the strong momentum in SAP’s cloud business, the Company is raising its outlook for the full year 2018:

•          Non-IFRS cloud subscriptions and support revenue is now expected to be in a range of €5.050 billion to €5.200 billion at constant currencies (2017: €3.77 billion), up 34.0% to 38.0% at constant currencies. The previous range was €4.95 billion to €5.15 billion at constant currencies.

•          Non-IFRS cloud and software revenue is now expected to be in a range of €21.025 to €21.250 billion at constant currencies (2017: €19.55 billion), up 7.5% to 8.5% at constant currencies. The previous range was €20.85 to €21.25 billion at constant currencies.

•          Non-IFRS total revenue is now expected to be in a range of €24.975 billion to €25.300 billion at constant currencies (2017: €23.46 billion), up 6.0% to 7.5% at constant currencies. The previous range was €24.80 billion to €25.30 billion at constant currencies.

•          Non-IFRS operating profit is now expected to be in a range of €7.400 billion to €7.500 billion at constant currencies (2017: €6.77 billion), up 9.0% to 11.0% at constant currencies. The previous range was €7.35 billion to €7.50 billion at constant currencies.

While SAP’s full-year 2018 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the currency impacts expected in Q3 and FY 2018.

Expected Currency Impact Based on June 2018 Level for the Rest of the Year
In percentage points	Q3	FY
Cloud subscriptions and support	1 to -1pp	-4 to -6pp
Cloud and software	1 to -1pp	-2 to -4pp
Operating profit	1 to -1pp	-2 to -4pp

IFRS 15 Impact

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP prior years are not restated to conform to the new policies. Consequently, the year-over-year growth of revenue and profit in 2018 will be impacted by the new policies.

As already announced in SAP’s Q4 2017 Quarterly Statement, the Company expects the full year 2018 impact of the policy change5 on revenue, operating expenses and profit to be as follows:

•          Revenues are expected to experience a benefit of substantially less than €0.1 billion with most of the difference resulting from exercises of customer software purchase options granted in prior years which result in software revenue.

•          Operating expenses are expected to benefit, in cost of sales and marketing, in the amount of approximately €0.2 billion from higher capitalization of sales commissions. Other policy changes will weigh on operating expenses with an additional cost of revenue of substantially less than €0.1 billion.

•          The above-mentioned effects will result in a net positive impact on operating profit of approximately €0.2 billion.

The new revenue recognition policies are described in our Half Year Report. Details regarding the IFRS 15 impact in the second quarter and first six months can be found in the section ‘Impact of Changes in Accounting Policies’ in this Quarterly Statement.

5  “Impact of the accounting policy change” means the difference between a revenue and profit measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

SAP Q2 2018 Quarterly Statement	5

Ambition 2020

Looking beyond 2018, SAP is updating its 2020 ambition. This update reflects the strong momentum in SAP’s cloud business, the acquisition of Callidus Software as well as a more challenging currency environment compared to 2017.

SAP now expects 2020 non-IFRS cloud subscriptions and support revenue in a range of €8.2 to €8.7 billion (previously: €8.0 to €8.5 billion).

SAP continues to expect:

•          €28 to €29 billion non-IFRS total revenue

•          €8.5 to €9.0 billion non-IFRS operating profit

•          The share of more predictable revenue (defined as the total of cloud subscriptions & support revenue and software support revenue) in a range of 70% to 75%.

The updated ambition is based on estimated average 2018 currencies, assuming the current foreign exchange environment prevails until year-end. The previous ambition was based on average 2017 currencies. The change in currency assumptions negatively impacts the cloud subscriptions and support revenue ambition by approximately -€0.35 billion, the total revenue ambition by approximately -€1.0 billion and the operating profit ambition by approximately -€0.4 billion. These negative impacts are now included in the updated 2020 ambition.

SAP Q2 2018 Quarterly Statement	6

Additional Information

On April 5, 2018, SAP acquired Callidus Software Inc. and changed the structure of the Applications, Technology & Services segment. The Callidus business was combined with our existing customer experience activities into a new business unit called ‘SAP Customer Experience’. This new unit, which qualifies as an operating segment (called ‘Customer Experience’), comprises on premise and cloud-based products that run front office functions across the customer experience. The company has retrospectively adjusted its revenue and results for the Applications, Technology & Services segment to reflect these changes. For further information regarding changes in SAP’s segment structure, see Note 14 in our consolidated Half-Year Report.

All numbers for the SAP group and the Customer Experience segment include Callidus revenues and profits from April 5, 2018 onwards. Numbers for periods before the acquisition do not include Callidus’ revenues or profits.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Webcast

SAP senior management will host a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The call will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at www.sap.com/investor.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 404,000 business and public sector customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

For more information, financial community only:

Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Rajiv Sekhri	+49 (6227) 7-74871	rajiv.sekhri@sap.com, CET
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24
United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels. To view video stories on diverse topics, visit www.sap-tv.com. From this site, you can embed videos into your own Web pages, share video via e-mail links and subscribe to RSS feeds from SAP TV.

SAP Q2 2018 Quarterly Statement	7

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

© 2018 SAP SE. All rights reserved.

No part of this publication may be reproduced or transmitted in any form or for any purpose without the express permission of SAP SE. The information contained herein may be changed without prior notice.

Some software products marketed by SAP SE and its distributors contain proprietary software components of other software vendors. National product specifications may vary.

These materials are provided by SAP SE and its affiliated companies (“SAP Group”) for informational purposes only, without representation or warranty of any kind, and SAP Group shall not be liable for errors or omissions with respect to the materials. The only warranties for SAP Group products and services are those that are set forth in the express warranty statements accompanying such products and services, if any. Nothing herein should be construed as constituting an additional warranty.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE (or an SAP affiliate company) in Germany and other countries. All other product and service names mentioned are the trademarks of their respective companies. Please see www.sap.com/about/legal/copyright.html for additional trademark information and notices.

8

Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018	Q2 2018
Revenues
Cloud subscriptions and support (IFRS)	905	932	937	995	3,769	1,070	1,213
Cloud subscriptions and support (non-IFRS)	906	932	938	997	3,771	1,072	1,227
% change – yoy	34	29	22	21	26	18	32
% change constant currency – yoy	30	27	27	28	28	31	40
Software licenses (IFRS)	691	1,090	1,033	2,058	4,872	625	996
Software licenses (non-IFRS)	691	1,090	1,033	2,058	4,872	625	996
% change – yoy	13	5	0	–5	0	–10	–9
% change constant currency – yoy	10	4	3	–1	2	–2	–5
Software support (IFRS)	2,731	2,736	2,687	2,754	10,908	2,656	2,735
Software support (non-IFRS)	2,731	2,736	2,687	2,754	10,908	2,656	2,735
% change – yoy	7	5	1	0	3	–3	0
% change constant currency – yoy	3	4	4	5	4	5	7
Software licenses and support (IFRS)	3,422	3,826	3,720	4,813	15,780	3,281	3,731
Software licenses and support (non-IFRS)	3,422	3,826	3,720	4,813	15,781	3,281	3,731
% change – yoy	8	5	1	–2	2	–4	–2
% change constant currency – yoy	5	4	4	2	4	4	3
Cloud and software (IFRS)	4,328	4,757	4,657	5,807	19,549	4,351	4,944
Cloud and software (non-IFRS)	4,328	4,758	4,658	5,809	19,552	4,353	4,959
% change – yoy	12	9	5	1	6	1	4
% change constant currency – yoy	9	8	8	6	8	9	10
Total revenue (IFRS)	5,285	5,782	5,590	6,805	23,461	5,261	5,999
Total revenue (non-IFRS)	5,285	5,782	5,590	6,807	23,464	5,262	6,014
% change – yoy	12	10	4	1	6	0	4
% change constant currency – yoy	8	9	8	6	8	9	10
Share of predictable revenue (IFRS, in %)	69	63	65	55	63	71	66
Share of predictable revenue (non-IFRS, in %)	69	63	65	55	63	71	66

Profits
Operating profit (IFRS)	673	926	1,314	1,964	4,877	1,025	1,044
Operating profit (non-IFRS)	1,198	1,570	1,637	2,364	6,769	1,235	1,640
% change	8	4	0	0	2	3	4
% change constant currency	2	3	4	6	4	14	12
Profit after tax (IFRS)	530	666	993	1,867	4,056	708	720
Profit after tax (non-IFRS)	887	1,120	1,214	2,136	5,356	868	1,173
% change	16	14	11	17	15	–2	5

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.7	56.0	54.8	55.4	56.0	59.3	58.3
Cloud subscriptions and support gross margin (non-IFRS, in %)	64.6	62.4	60.8	61.0	62.2	63.2	63.6
Software license and support gross margin (IFRS, in %)	83.3	85.3	86.2	87.8	85.8	85.7	85.8
Software license and support gross margin (non-IFRS, in %)	85.1	86.6	87.3	88.6	87.0	86.4	87.0
Cloud and software gross margin (IFRS, in %)	77.9	79.6	79.9	82.2	80.1	79.2	79.0
Cloud and software gross margin (non-IFRS, in %)	80.8	81.8	82.0	83.9	82.2	80.7	81.2
Gross margin (IFRS, in %)	66.7	69.0	70.1	73.2	69.9	68.5	68.6
Gross margin (non-IFRS, in %)	69.9	71.5	72.5	75.2	72.5	70.2	71.5
Operating margin (IFRS, in %)	12.7	16.0	23.5	28.9	20.8	19.5	17.4
Operating margin (non-IFRS, in %)	22.7	27.2	29.3	34.7	28.9	23.5	27.3
AT&S segment – Cloud subscriptions and support gross margin (in %)	54	51	45	46	49	49	49
AT&S segment – Gross margin (in %)	71	73	74	77	74	71	73
AT&S segment – Segment margin (in %)	36	41	42	47	42	36	41

SAP Q2 2018 Quarterly Statement	9

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018	Q2 2018
SAP BN segment – Cloud subscriptions and support gross margin (in %)	77	77	76	77	77	77	77
SAP BN segment – Gross margin (in %)	67	68	68	68	68	69	69
SAP BN segment – Segment margin (in %)	16	17	17	17	17	16	20
SAP CE Segment – Cloud subscriptions and support gross margin (in %)	68	63	54	63	62	73	74
SAP CE Segment – Gross margin (in %)	76	80	77	87	81	82	78
SAP CE Segment – Segment margin (in %)	–15	7	13	33	14	8	8

Key Profit Ratios
Effective tax rate (IFRS, in %)	20.6	26.6	28.6	9.4	19.3	28.5	30.0
Effective tax rate (non-IFRS, in %)	25.7	27.8	29.2	13.2	22.6	27.8	27.8

Earnings per share, basic (IFRS, in €)	0.43	0.56	0.82	1.55	3.36	0.59	0.60
Earnings per share, basic (non-IFRS, in €)	0.73	0.94	1.01	1.77	4.44	0.73	0.98

Order Entry
New Cloud Bookings	215	340	302	591	1,448	245	421
Contract liabilities / deferred income (current)	6,215	4,898	3,531	2,771	2,771	5,041	4,867
Orders – Number of on-premise software deals (in transactions)	13,115	14,361	13,889	17,782	59,147	13,549	14,538
Share of orders greater than €5 million based on total software order entry volume (in %)	27	31	29	30	30	18	29
Share of orders smaller than €1 million based on total software order entry volume (in %)	46	40	41	37	40	50	41

Liquidity and Cash Flow
Net cash flows from operating activities	2,872	642	611	920	5,045	2,578	407
Free cash flow	2,581	322	258	609	3,770	2,151	16
% of total revenue (IFRS)	49	6	5	9	16	41	0
% of profit after tax (IFRS)	487	48	26	33	93	304	2
Group liquidity, gross	7,345	4,927	4,960	4,785	4,785	8,270	4,688
Group debt	–7,805	–6,716	–6,667	–6,264	–6,264	–7,723	–7,660
Group liquidity, net	–460	–1,789	–1,706	–1,479	–1,479	546	–2,972
Days’ sales outstanding (DSO, in days)1)	72	72	72	70	70	68	68

Financial Position
Cash and cash equivalents	5,937	4,236	4,220	4,011	4,011	7,598	4,515
Goodwill	23,091	21,949	21,353	21,267	21,267	20,854	23,377
Total assets	47,724	42,900	41,430	42,506	42,506	45,473	45,481
Equity ratio (total equity in % of total assets)	56	57	59	60	60	56	57

Non-Financials
Number of employees (quarter end)2)	85,751	87,114	87,874	88,543	88,543	91,120	93,846
Employee retention (in %, rolling 12 months)	94.1	94.3	94.2	94.6	94.6	95.9	94.3
Women in management (in %, quarter end)	24.8	25.0	25.2	25.4	25.4	25.6	25.8
Greenhouse gas emissions (in kilotons)	100	55	80	90	325	100	75

1) Days’ sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	10

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q2 2018	Q2 2017	∆ in %
Cloud subscriptions and support	1,213	932	30
Software licenses	996	1,090	–9
Software support	2,735	2,736	0
Software licenses and support	3,731	3,826	–2
Cloud and software	4,944	4,757	4
Services	1,056	1,024	3
Total revenue	5,999	5,782	4

Cost of cloud subscriptions and support	–506	–410	24
Cost of software licenses and support	–531	–563	–6
Cost of cloud and software	–1,037	–972	7
Cost of services	–849	–822	3
Total cost of revenue	–1,886	–1,794	5
Gross profit	4,114	3,987	3
Research and development	–948	–842	13
Sales and marketing	–1,798	–1,707	5
General and administration	–317	–278	14
Restructuring	–11	–237	–95
Other operating income/expense, net	4	3	29
Total operating expenses	–4,955	–4,856	2
Operating profit	1,044	926	13

Other non-operating income/expense, net	–81	8	<-100
Finance income	142	36	>100
Finance costs	–76	–62	23
Financial income, net	66	–26	<-100
Profit before tax	1,029	908	13

Income tax expense	–309	–242	28
Profit after tax	720	666	8
Attributable to owners of parent	719	668	8
Attributable to non-controlling interests	1	–2	<-100

Earnings per share, basic (in €)1)	0.60	0.56	8
Earnings per share, diluted (in €)1)	0.60	0.56	8

1) For the three months ended June 30, 2018 and 2017, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,199 million (diluted: 1,200 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	11

Consolidated Income Statements of SAP Group (IFRS) – Half Year

€ millions, unless otherwise stated	Q1–Q2 2018	Q1–Q2 2017	∆ in %
Cloud subscriptions and support	2,283	1,837	24
Software licenses	1,621	1,781	–9
Software support	5,391	5,467	–1
Software licenses and support	7,012	7,248	–3
Cloud and software	9,295	9,085	2
Services	1,965	1,981	–1
Total revenue	11,260	11,066	2

Cost of cloud subscriptions and support	–941	–793	19
Cost of software licenses and support	–1,001	–1,134	–12
Cost of cloud and software	–1,942	–1,927	1
Cost of services	–1,600	–1,628	–2
Total cost of revenue	–3,542	–3,555	0
Gross profit	7,718	7,512	3
Research and development	–1,761	–1,694	4
Sales and marketing	–3,314	–3,415	–3
General and administration	–548	–569	–4
Restructuring	–22	–242	–91
Other operating income/expense, net	–5	8	<-100
Total operating expenses	–9,192	–9,467	–3
Operating profit	2,069	1,599	29

Other non-operating income/expense, net	–91	–10	>100
Finance income	185	143	30
Finance costs	–144	–156	–7
Financial income, net	41	–13	<-100
Profit before tax	2,019	1,576	28

Income tax expense	–591	–379	56
Profit after tax	1,428	1,197	19
Attributable to owners of parent	1,427	1,189	20
Attributable to non-controlling interests	0	7	–93

Earnings per share, basic (in €)1)	1.20	0.99	21
Earnings per share, diluted (in €)1)	1.20	0.99	21

1) For the six months ended June 30, 2018 and 2017, the weighted average number of shares was 1,193 million (diluted 1,194 million) and 1,199 million (diluted: 1,199 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	12

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at 6/30/2018 and 12/31/2017
€ millions	2018	20171)
Cash and cash equivalents	4,515	4,011
Other financial assets	396	990
Trade and other receivables	5,075	5,899
Other non-financial assets	1,005	725
Tax assets	456	306
Total current assets	11,448	11,930
Goodwill	23,377	21,267
Intangible assets	3,383	2,967
Property, plant, and equipment	3,284	2,967
Other financial assets	1,400	1,155
Trade and other receivables	115	118
Other non-financial assets	947	621
Tax assets	452	443
Deferred tax assets	1,075	1,037
Total non-current assets	34,034	30,575
Total assets	45,481	42,506

€ millions	2018	20171)
Trade and other payables	1,175	1,151
Tax liabilities	531	597
Financial liabilities	1,469	1,561
Other non-financial liabilities	3,283	3,946
Provisions	113	184
Contract liabilities / deferred income	4,867	2,771
Total current liabilities	11,437	10,210
Trade and other payables	119	119
Tax liabilities	513	470
Financial liabilities	6,537	5,034
Other non-financial liabilities	408	503
Provisions	269	303
Deferred tax liabilities	289	248
Contract liabilities / deferred income	52	79
Total non-current liabilities	8,187	6,756
Total liabilities	19,624	16,966
Issued capital	1,229	1,229
Share premium	543	570
Retained earnings	24,739	24,794
Other components of equity	883	508
Treasury shares	–1,580	–1,591
Equity attributable to owners of parent	25,814	25,509

Non-controlling interests	44	31
Total equity	25,857	25,540
Total equity and liabilities	45,481	42,506

1) Under the adoption methods we chose for IFRS 15 and IFRS 9, prior years are not restated to conform to the new policies.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	13

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q2 2018	Q1–Q2 2017
Profit after tax	1,428	1,197
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	635	642
Income tax expense	591	379
Financial income, net	–41	13
Decrease/increase in sales and bad debt allowances on trade receivables	–43	–4
Other adjustments for non-cash items	–13	–28
Decrease/increase in trade and other receivables	1,409	303
Decrease/increase in other assets	–395	–312
Decrease/increase in trade payables, provisions, and other liabilities	–917	–634
Decrease/increase in contract liabilities/deferred income	1,240	2,722
Interest paid	–101	–125
Interest received	54	41
Income taxes paid, net of refunds	–865	–680
Net cash flows from operating activities	2,985	3,514
Business combinations, net of cash and cash equivalents acquired	–1,995	–22
Purchase of intangible assets or property, plant, and equipment	–818	–610
Proceeds from sales of intangible assets or property, plant, and equipment	32	47
Purchase of equity or debt instruments of other entities	–526	–1,843
Proceeds from sales of equity or debt instruments of other entities	1,079	2,064
Net cash flows from investing activities	–2,228	–365
Dividends paid	–1,671	–1,499
Dividends paid on non-controlling interests	–4	–23
Proceeds from borrowings	1,498	18
Repayments of borrowings	–146	–1,003
Net cash flows from financing activities	–323	–2,506
Effect of foreign currency rates on cash and cash equivalents	70	–108
Net decrease/increase in cash and cash equivalents	504	534
Cash and cash equivalents at the beginning of the period	4,011	3,702
Cash and cash equivalents at the end of the period	4,515	4,236

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	14

Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated		Q2 2018	Q2 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	445	469	344	29	36
Cloud subscriptions and support – IaaS2)	112	120	80	40	49
Cloud subscriptions and support	558	589	425	31	39
Software licenses	918	949	979	–6	–3
Software support	2,733	2,914	2,731	0	7
Software licenses and support	3,651	3,862	3,710	–2	4
Cloud and software	4,209	4,451	4,135	2	8
Services	828	890	820	1	9
Total segment revenue	5,036	5,342	4,954	2	8
Cost of cloud subscriptions and support – SaaS/PaaS1)	–184	–187	–136	35	38
Cost of cloud subscriptions and support – IaaS2)	–99	–104	–74	34	40
Cost of cloud subscriptions and support	–283	–291	–210	35	39
Cost of software licenses and support	–470	–495	–477	–1	4
Cost of cloud and software	–753	–786	–686	10	15
Cost of services	–620	–662	–645	–4	3
Total cost of revenue	–1,373	–1,447	–1,331	3	9
Segment gross profit	3,664	3,894	3,624	1	7
Other segment expenses	–1,589	–1,669	–1,603	–1	4
Segment profit	2,074	2,225	2,021	3	10
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	59	60	61	–2pp	–1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	12	14	8	4pp	5pp
Cloud subscriptions and support gross margin (in %)	49	51	51	–1pp	–0pp
Gross margin (in %)	73	73	73	–0pp	–0pp
Segment margin (in %)	41	42	41	0pp	1pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	15

SAP Business Network

€ millions, unless otherwise stated		Q2 2018	Q2 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	531	570	461	15	24
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	531	570	461	15	24
Software licenses	0	0	0	0	0
Software support	4	5	5	–13	–7
Software licenses and support	4	5	5	–10	–4
Cloud and software	535	575	466	15	23
Services	108	114	104	4	9
Total segment revenue	643	688	570	13	21
Cost of cloud subscriptions and support – SaaS/PaaS1)	–120	–129	–106	13	21
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–120	–129	–106	13	21
Cost of software licenses and support	–1	–1	–1	28	33
Cost of cloud and software	–122	–130	–107	13	21
Cost of services	–76	–81	–75	1	8
Total cost of revenue	–198	–211	–183	8	16
Segment gross profit	445	477	388	15	23
Other segment expenses	–316	–338	–290	9	16
Segment profit	129	139	97	33	43
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	77	77	77	0pp	0pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	77	0pp	0pp
Gross margin (in %)	69	69	68	1pp	1pp
Segment margin (in %)	20	20	17	3pp	3pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	16

Customer Experience

€ millions, unless otherwise stated		Q2 2018	Q2 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	135	142	45	>100	>100
Cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cloud subscriptions and support	135	142	45	>100	>100
Software licenses	78	81	101	–23	–20
Software support	0	0	0	0	0
Software licenses and support	79	81	101	–22	–20
Cloud and software	213	223	146	46	52
Services	18	19	0	>100	>100
Total segment revenue	231	242	147	57	65
Cost of cloud subscriptions and support – SaaS/PaaS1)	–35	–37	–17	>100	>100
Cost of cloud subscriptions and support – IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	–35	–37	–17	>100	>100
Cost of software licenses and support	–6	–6	–13	–57	–56
Cost of cloud and software	–41	–42	–30	38	43
Cost of services	–11	–11	0	>100	>100
Total cost of revenue	–52	–54	–30	72	80
Segment gross profit	179	188	117	53	61
Other segment expenses	–162	–170	–107	51	59
Segment profit	18	18	10	75	80
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	74	74	63	11pp	11pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	74	74	63	11pp	11pp
Gross margin (in %)	78	78	80	–2pp	–2pp
Segment margin (in %)	8	8	7	1pp	1pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	17

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated			Q2 2018	Q2 2017	∆ in %	∆ in %
		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue – SaaS/PaaS1)	SAP Business Network segment	531	570	461	15	24
	Other3)	584	611	390	50	57
	Total	1,115	1,181	851	31	39
Cloud subscriptions and support revenue – IaaS2)		112	120	80	40	49
Cloud subscriptions and support revenue		1,227	1,301	932	32	40
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	77	0pp	0pp
	Other3)	61	60	56	5pp	4pp
	Total	69	69	67	1pp	1pp
Cloud subscriptions and support gross margin – IaaS2) (in %)		12	14	8	4pp	5pp
Cloud subscriptions and support gross margin (in %)		64	64	62	1pp	1pp
1) Software as a Service/Platform as a Service
2) Infrastructure as a Service

3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	18

Segment Reporting – Half Year

Applications, Technology & Services

€ millions, unless otherwise stated	Q1–Q2 2018		Q1–Q2 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support – SaaS/PaaS1)	847	911	671	26	36
Cloud subscriptions and support – IaaS2)	217	235	157	38	50
Cloud subscriptions and support	1,064	1,145	827	29	38
Software licenses	1,472	1,548	1,596	-8	-3
Software support	5,386	5,782	5,457	-1	6
Software licenses and support	6,857	7,330	7,053	-3	4
Cloud and software	7,922	8,475	7,880	1	8
Services	1,558	1,696	1,603	-3	6
Total segment revenue	9,480	10,171	9,483	0	7
Cost of cloud subscriptions and support – SaaS/PaaS1)	-348	-361	-254	37	42
Cost of cloud subscriptions and support – IaaS2)	-195	-206	-142	38	45
Cost of cloud subscriptions and support	-543	-567	-396	37	43
Cost of software licenses and support	-909	-968	-970	-6	0
Cost of cloud and software	-1,453	-1,534	-1,366	6	12
Cost of services	-1,211	-1,300	-1,267	-4	3
Total cost of revenue	-2,663	-2,834	-2,633	1	8
Segment gross profit	6,816	7,338	6,850	0	7
Other segment expenses	-3,140	-3,341	-3,194	-2	5
Segment profit	3,676	3,997	3,656	1	9
Margins
Cloud subscriptions and support gross margin – SaaS/PaaS1) (in %)	59	60	62	-3pp	-2pp
Cloud subscriptions and support gross margin – IaaS2) (in %)	10	12	9	1pp	3pp
Cloud subscriptions and support gross margin (in %)	49	51	52	-3pp	-2pp
Gross margin (in %)	72	72	72	-0pp	-0pp
Segment margin (in %)	39	39	39	0pp	1pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	19

SAP Business Network

€ millions, unless otherwise stated	Q1-Q2 2018		Q1-Q2 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support - SaaS/PaaS1)	1,014	1,113	925	10	20
Cloud subscriptions and support - IaaS2)	0	0	0	0	0
Cloud subscriptions and support	1,014	1,113	925	10	20
Software licenses	0	0	0	0	0
Software support	8	9	11	-24	-16
Software licenses and support	8	9	11	-23	-14
Cloud and software	1,022	1,122	936	9	20
Services	210	229	202	4	14
Total segment revenue	1,233	1,352	1,138	8	19
Cost of cloud subscriptions and support - SaaS/PaaS1)	-230	-252	-214	8	18
Cost of cloud subscriptions and support - IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	-230	-252	-214	8	18
Cost of software licenses and support	-3	-4	-2	86	>100
Cost of cloud and software	-233	-255	-215	8	19
Cost of services	-150	-163	-152	-1	7
Total cost of revenue	-383	-418	-367	4	14
Segment gross profit	850	934	771	10	21
Other segment expenses	-623	-683	-582	7	17
Segment profit	227	251	189	20	33
Margins
Cloud subscriptions and support gross margin - SaaS/PaaS1) (in %)	77	77	77	0pp	0pp
Cloud subscriptions and support gross margin - IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	77	77	77	0pp	0pp
Gross margin (in %)	69	69	68	1pp	1pp
Segment margin (in %)	18	19	17	2pp	2pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	20

Customer Experience

€ millions, unless otherwise stated	Q1-Q2 2018		Q1-Q2 2017	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support - SaaS/PaaS1)	216	231	84	>100	>100
Cloud subscriptions and support - IaaS2)	0	0	0	0	0
Cloud subscriptions and support	216	231	84	>100	>100
Software licenses	149	157	175	-15	-10
Software support	0	0	0	0	0
Software licenses and support	149	158	175	-15	-10
Cloud and software	366	388	259	41	50
Services	20	21	2	>100	>100
Total segment revenue	385	409	261	47	57
Cost of cloud subscriptions and support - SaaS/PaaS1)	-57	-60	-29	96	>100
Cost of cloud subscriptions and support - IaaS2)	0	0	0	0	0
Cost of cloud subscriptions and support	-57	-60	-29	96	>100
Cost of software licenses and support	-11	-11	-28	-61	-60
Cost of cloud and software	-68	-71	-57	19	23
Cost of services	-11	-12	0	>100	>100
Total cost of revenue	-79	-83	-58	37	43
Segment gross profit	306	327	204	50	61
Other segment expenses	-275	-293	-211	31	39
Segment profit	31	34	-7	<-100	<-100
Margins
Cloud subscriptions and support gross margin - SaaS/PaaS1) (in %)	73	74	65	8pp	9pp
Cloud subscriptions and support gross margin - IaaS2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	73	74	65	8pp	9pp
Gross margin (in %)	79	80	78	2pp	2pp
Segment margin (in %)	8	8	-3	11pp	11pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

Due to rounding numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	21

Reconciliation of Cloud Subscription Revenues and Margins

€ millions, unless otherwise stated		Q1-Q2 2018		Q1-Q2 2017	∆ in %	∆ in %

		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue - SaaS/PaaS1)	SAP Business Network segment	1,014	1,113	925	10	20
	Other3)	1,068	1,142	755	41	51
	Total	2,082	2,255	1,681	24	34

Cloud subscriptions and support revenue - IaaS2)		217	235	157	38	50
Cloud subscriptions and support revenue		2,299	2,490	1,837	25	36
Cloud subscriptions and support gross margin - SaaS/PaaS1) (in %)	SAP Business Network segment	77	77	77	0pp	0pp
	Other3)	61	60	58	3pp	2pp
	Total	69	69	69	0pp	0pp
Cloud subscriptions and support gross margin - IaaS2) (in %)		10	12	9	1pp	3pp
Cloud subscriptions and support gross margin (in %)		63	63	63	-0pp	-0pp

1) Software as a Service/Platform as a Service

2) Infrastructure as a Service

3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Due to rounding numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	22

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated					Q2 2018			Q2 2017			∆ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	1,213	14	1,227	74	1,301	932	0	932	30	32	40
Software licenses	996	0	996	34	1,030	1,090	0	1,090	–9	–9	–5
Software support	2,735	0	2,735	184	2,919	2,736	0	2,736	0	0	7
Software licenses and support	3,731	0	3,731	217	3,949	3,826	0	3,826	–2	–2	3
Cloud and software	4,944	15	4,959	291	5,250	4,757	0	4,758	4	4	10
Services	1,056	0	1,056	74	1,130	1,024	0	1,024	3	3	10
Total revenue	5,999	15	6,014	366	6,380	5,782	0	5,782	4	4	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–506	59	–447			–410	59	–350	24	27
Cost of software licenses and support	–531	46	–485			–563	49	–514	–6	–6
Cost of cloud and software	–1,037	105	–932			–972	108	–865	7	8
Cost of services	–849	66	–782			–822	38	–784	3	0
Total cost of revenue	–1,886	172	–1,714			–1,794	146	–1,648	5	4
Gross profit	4,114	186	4,300			3,987	146	4,133	3	4
Research and development	–948	106	–842			–842	65	–777	13	8
Sales and marketing	–1,798	230	–1,569			–1,707	164	–1,544	5	2
General and administration	–317	64	–253			–278	32	–245	14	3
Restructuring	–11	11	0			–237	237	0	–95	NA
Other operating income/expense, net	4	0	4			3	0	3	29	29
Total operating expenses	–4,955	581	–4,374	–247	–4,621	–4,856	644	–4,212	2	4	10

Profit Numbers
Operating profit	1,044	596	1,640	118	1,759	926	644	1,570	13	4	12
Other non-operating income/expense, net	–81	0	–81			8	0	8	<-100	<-100
Finance income	142	0	142			36	0	36	>100	>100
Finance costs	–76	0	–76			–62	0	–62	23	23
Financial income, net	66	0	66			–26	0	–26	<-100	<-100
Profit before tax	1,029	596	1,625			908	644	1,552	13	5
Income tax expense	–309	–143	–452			–242	–191	–432	28	5
Profit after tax	720	453	1,173			666	453	1,120	8	5
Attributable to owners of parent	719	453	1,172			668	453	1,122	8	4
Attributable to non-controlling interests	1	0	1			–2	0	–2	<-100	<-100

Key Ratios
Operating margin (in %)	17.4		27.3		27.6	16.0		27.2	1.4pp	0.1pp	0.4pp
Effective tax rate (in %)3)	30.0		27.8			26.6		27.8	3.4pp	–0.1pp
Earnings per share, basic (in €)	0.60		0.98			0.56		0.94	8	5

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

SAP Q2 2018 Quarterly Statement	23

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2018 and Q2 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	24

Reconciliation from Non-IFRS Numbers to IFRS Numbers – Half Year

€ millions, unless otherwise stated	Q1–Q2 2018					Q1–Q2 2017			∆ in %
	IFRS	Adj.1)	Non- IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non- IFRS1)	IFRS	Non- IFRS1)	Non-IFRS Constant Currency2)
Revenue Numbers
Cloud subscriptions and support	2,283	16	2,299	191	2,490	1,837	0	1,837	24	25	36
Software licenses	1,621	0	1,621	85	1,706	1,781	0	1,781	–9	–9	–4
Software support	5,391	0	5,391	400	5,791	5,467	0	5,467	–1	–1	6
Software licenses and support	7,012	0	7,012	485	7,497	7,248	0	7,248	–3	–3	3
Cloud and software	9,295	16	9,311	675	9,987	9,085	0	9,085	2	2	10
Services	1,965	0	1,965	169	2,134	1,981	0	1,981	–1	–1	8
Total revenue	11,260	16	11,276	845	12,121	11,066	0	11,067	2	2	10

Operating Expense Numbers
Cost of cloud subscriptions and support	–941	100	–841			–793	122	–671	19	25
Cost of software licenses and support	–1,001	71	–930			–1,134	110	–1,024	–12	–9
Cost of cloud and software	–1,942	171	–1,771			–1,927	232	–1,695	1	4
Cost of services	–1,600	86	–1,514			–1,628	85	–1,543	–2	–2
Total cost of revenue	–3,542	257	–3,285			–3,555	317	–3,237	0	1
Gross profit	7,718	273	7,992			7,512	318	7,829	3	2
Research and development	–1,761	127	–1,635			–1,694	153	–1,541	4	6
Sales and marketing	–3,314	319	–2,995			–3,415	375	–3,041	–3	–2
General and administration	–548	67	–481			–569	82	–487	–4	–1
Restructuring	–22	22	0			–242	242	0	–91	NA
Other operating income/expense, net	–5	0	–5			8	0	8	<-100	<-100
Total operating expenses	–9,192	791	–8,401	–599	–8,999	–9,467	1,168	–8,299	–3	1	8

Profit Numbers
Operating profit	2,069	807	2,876	246	3,122	1,599	1,168	2,768	29	4	13
Other non-operating income/expense, net	–91	0	–91			–10	0	–10	>100	>100
Finance income	185	0	185			143	0	143	30	30
Finance costs	–144	0	–144			–156	0	–156	–7	–7
Financial income, net	41	0	41			–13	0	–13	<-100	<-100
Profit before tax	2,019	807	2,826			1,576	1,168	2,744	28	3
Income tax expense	–591	–194	–785			–379	–359	–738	56	6
Profit after tax	1,428	613	2,041			1,197	810	2,006	19	2
Attributable to owners of parent	1,427	613	2,040			1,189	810	1,999	20	2
Attributable to non-controlling interests	0	0	0			7	0	7	–93	–93

Key Ratios
Operating margin (in %)	18.4		25.5		25.8	14.5		25.0	3.9pp	0.5pp	0.7pp
Effective tax rate (in %)3)	29.3		27.8			24.1		26.9	5.2pp	0.9pp
Earnings per share, basic (in €)	1.20		1.71			0.99		1.67	21	3

1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

SAP Q2 2018 Quarterly Statement	25

2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2018 and 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	26

Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2018	Q1–Q2 2018	Q2 2018	Q1–Q2 2017	Q2 2017
Operating profit (IFRS)		2,069	1,044	1,599	926
Revenue adjustments	30–60	16	15	0	0
Adjustment for acquisition-related charges	550–610	278	149	309	152
Adjustment for share-based payment expenses	800–1,100	491	421	618	254
Adjustment for restructuring	25–35	22	11	242	237
Operating expense adjustments		791	581	1,168	644
Operating profit adjustments		807	596	1,168	644
Operating profit (non-IFRS)		2,876	1,640	2,768	1,570

Non-IFRS Adjustments by Functional Areas

€ millions					Q2 2018					Q2 2017
	IFRS	Acqui-sition- Related	SBP1)	Restructuring	Non-IFRS	IFRS	Acqu- isition- Related	SBP1)	Restructuring	Non-IFRS
Cost of cloud and software	–1,037	68	38	0	–932	–972	81	27	0	–865
Cost of services	–849	3	63	0	–782	–822	2	36	0	–784
Research and development	–948	2	104	0	–842	–842	3	62	0	–777
Sales and marketing	–1,798	71	158	0	–1,569	–1,707	67	97	0	–1,544
General and administration	–317	5	58	0	–253	–278	0	32	0	–245
Restructuring	–11	0	0	11	0	–237	0	0	237	0
Other operating income/expense, net	4	0	0	0	4	3	0	0	0	3
Total operating expenses	–4,955	149	421	11	–4,374	–4,856	152	254	237	–4,212
1) Share-based Payments

€ millions				Q1–Q2 2018					Q1–Q2 2017
	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS	IFRS	Acqui- sition- Related	SBP1)	Restruc- turing	Non-IFRS
Cost of cloud and software	–1,942	126	46	0	–1,771	–1,927	164	68	0	–1,695
Cost of services	–1,600	5	80	0	–1,514	–1,628	4	81	0	–1,543
Research and development	–1,761	3	123	0	–1,635	–1,694	5	148	0	–1,541
Sales and marketing	–3,314	134	185	0	–2,995	–3,415	135	240	0	–3,041
General and administration	–548	10	57	0	–481	–569	1	81	0	–487
Restructuring	–22	0	0	22	0	–242	0	0	242	0
Other operating income/expense, net	–5	0	0	0	–5	8	0	0	0	8
Total operating expenses	–9,192	278	491	22	–8,401	–9,467	309	618	242	–8,299

1) Share-based payments

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	27

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2018	Q1–Q2 2018	Q2 2017	Q1–Q2 2017
Cost of cloud and software	2	3	104	105
Cost of services	4	8	109	110
Research and development	1	1	16	17
Sales and marketing	4	9	9	10
General and administration	0	0	0	0
Restructuring expenses	11	22	237	242

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	28

Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions					Q2 2018			Q2 2017			∆ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region

EMEA	349	0	349	14	364	249	0	249	40	40	46
Americas	713	15	727	49	776	577	0	577	24	26	35
APJ	150	0	150	11	161	106	0	106	42	42	52
Cloud subscriptions and support revenue	1,213	14	1,227	74	1,301	932	0	932	30	32	40

Cloud and software revenue by region
EMEA	2,249	0	2,249	48	2,297	2,044	0	2,044	10	10	12
Americas	1,897	15	1,912	195	2,107	1,948	0	1,948	–3	–2	8
APJ	798	0	798	48	846	765	0	765	4	4	11
Cloud and software revenue	4,944	15	4,959	291	5,250	4,757	0	4,758	4	4	10

Total revenue by region

Germany	864	0	864	1	865	781	0	781	11	11	11
Rest of EMEA	1,830	0	1,830	58	1,888	1,678	0	1,678	9	9	13
Total EMEA	2,695	0	2,694	59	2,753	2,459	0	2,459	10	10	12
United States	1,907	15	1,922	138	2,060	1,914	0	1,915	0	0	8
Rest of Americas	453	0	453	112	565	480	0	480	–6	–6	18
Total Americas	2,360	15	2,375	249	2,624	2,394	0	2,395	–1	–1	10
Japan	234	0	234	17	250	252	0	252	–7	–7	–1
Rest of APJ	711	0	711	41	752	676	0	676	5	5	11
Total APJ	945	0	945	57	1,002	928	0	928	2	2	8
Total revenue	5,999	15	6,014	366	6,380	5,782	0	5,782	4	4	10

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	29

Revenue by Region (IFRS and Non-IFRS) – Half Year

€ millions				Q1–Q2 2018		Q1–Q2 2017					∆ in %
	IFRS	Adj.1)	Non-IFRS1)	Currency Impact2)	Non-IFRS Constant Currency2)	IFRS	Adj.1)	Non-IFRS1)	IFRS	Non-IFRS1)	Non-IFRS Constant Currency2)
Cloud subscriptions and support revenue by region

EMEA	671	0	671	26	697	479	0	479	40	40	46
Americas	1,333	16	1,349	140	1,488	1,159	0	1,159	15	16	28
APJ	280	0	280	25	304	200	0	200	40	40	52
Cloud subscriptions and support revenue	2,283	16	2,299	191	2,490	1,837	0	1,837	24	25	36

Cloud and software revenue by region
EMEA	4,207	0	4,207	98	4,306	3,892	0	3,892	8	8	11
Americas	3,586	16	3,602	462	4,064	3,723	0	3,724	–4	–3	9
APJ	1,503	0	1,503	115	1,618	1,469	0	1,469	2	2	10
Cloud and software revenue	9,295	16	9,311	675	9,987	9,085	0	9,085	2	2	10

Total revenue by region
Germany	1,617	0	1,617	2	1,619	1,455	0	1,455	11	11	11
Rest of EMEA	3,445	0	3,445	117	3,562	3,250	0	3,250	6	6	10
Total EMEA	5,062	0	5,062	120	5,182	4,705	0	4,705	8	8	10
United States	3,573	16	3,589	387	3,976	3,688	0	3,688	–3	–3	8
Rest of Americas	851	0	851	202	1,053	911	0	911	–7	–7	16
Total Americas	4,424	16	4,440	589	5,029	4,599	0	4,599	–4	–3	9
Japan	443	0	443	37	480	450	0	450	–1	–1	7
Rest of APJ	1,331	0	1,331	99	1,430	1,313	0	1,313	1	1	9
Total APJ	1,774	0	1,774	136	1,910	1,763	0	1,763	1	1	8
Total revenue	11,260	16	11,276	845	12,121	11,066	0	11,067	2	2	10

1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

SAP Q2 2018 Quarterly Statement	30

Employees by Region and Functional Areas

Full-time equivalents				6/30/2018				6/30/2017
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,128	4,113	5,051	15,291	7,994	3,811	4,880	16,686
Services	7,924	5,561	5,370	18,855	5,281	4,789	4,752	14,821
Research and development	11,866	5,534	8,681	26,081	10,831	5,122	8,270	24,223
Sales and marketing	9,791	9,621	4,962	24,374	9,030	9,044	4,778	22,851
General and administration	2,814	1,922	1,096	5,832	2,708	1,824	1,039	5,572
Infrastructure	1,976	902	534	3,413	1,650	845	466	2,961
SAP Group (6/30)	40,498	27,653	25,694	93,846	37,494	25,435	24,184	87,114
Thereof acquisitions1)	638	952	434	2,024	4	13	0	17
SAP Group (six months’ end average)	39,722	27,025	25,219	91,965	36,998	25,234	23,778	86,011

1) Acquisitions closed between January 1 and June 30 of the respective year

SAP Q2 2018 Quarterly Statement	31

Impact of Changes in Accounting Policies

Adoption of IFRS 15

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP, prior years (including the prior-period numbers presented in the primary financial statements in this quarterly statement) are not restated to conform to the new policies.

The impact of the policy change6 in the second quarter (first half) of 2018 was as follows:

–             Software licenses and support revenues experienced a benefit of €12 million (€23 million), with most of the difference resulting from exercises of customer software purchase options granted in prior years which result in software revenue.

–             Operating expenses benefitted, in cost of sales and marketing, in the amount of €45 million (€83 million) from higher capitalization of sales commissions net of higher amortization of amounts capitalized.

–             The abovementioned effects together with other insignificant effects resulted in a net positive impact on operating profit of approximately €54 million (€98 million)

–             Per June 30, 2018, balance sheet line items are affected by the application of IFRS 15 as compared to our pre-IFRS 15 accounting policies as follows:

▪               Non-current and current other non-financial assets were higher by €203 million and €40 million, respectively (January 1, 2018: higher by €132 million and €26 million, respectively) due to the higher capitalization of sales commissions.

▪               Trade and other receivables and contract liabilities were lower by €768 million and €684 million, respectively (January 1, 2018: higher by €560 million and €648 million, respectively), resulting from changes in the timing of and amounts recognized as contract balances.

▪               Provisions were lower by €17 million (January 1, 2018: lower by €25 million), reflecting lower provisions for onerous customer contracts.

▪               Intangible Assets were higher by €22 million (January 1, 2018: higher by €14 million), due to capitalization of costs for certain customer-specific on-premise software development arrangements.

Adoption of IFRS 9

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 9 ‘Financial Instruments’. Under the IFRS 9 adoption method chosen by SAP, prior years are not restated to conform to the new policies.

The impact of the policy change as of January 1, 2018 was as follows:

–          Trade receivables are lower by €25 million resulting from the application of the expected credit loss model.

–          OCI is lower by €157 million resulting from the reclassification of amounts attributable to available-for-sale financial assets accumulated in OCI so far to opening retained earnings.

Please also refer to Note (3e) of our Integrated Report 2017 for further qualitative explanations of the changes in accounting policies as a result of the adoption of IFRS 9 and IFRS 15.

6  “Impact of the policy change” means the difference between a measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

SAP Q2 2018 Quarterly Statement	32